SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Crayfish Co., Ltd.

(Translation of registrants name into English)

9F, Ikebukuro Park Bldg.
2-49-7 Minami Ikebukuro
Toshima-Ku
Tokyo 171-0022
Japan

(Address of principal executive offices)

Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]            Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants “home country”;), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]             No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Presentation of Financial Results for 2Q.FY2003 as delivered during previously announced investor conference call on March 26, 2003.

Information furnished on this form:

1.	Presentation of Financial Results for 2Q.FY2003 as delivered during previously announced investor conference call on March 26, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd. (Registrant)

By	/s/ Kazuhiko Muraki (Signature)
Kazuhiko Muraki President and Representative Director

Date: May 27, 2003

Financial Results for 2Q.FY2003 Crayfish Co., Ltd May 26, 2003

Safe Harbor This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation: that the Company may be unable to retain existing customers or expand the size of its customer base, that it may be unable to develop an effective marketing channel, that its business may be negatively affected by the performance of third parties to whom the Company outsources its operations, that any new businesses it may enter may not prove successful, that it may delist or be subject to delisting of its shares in Japan or its ADRs in the United States, and the outcome of securities class action litigation against the Company. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this presentation, but investors are advised to consult any further disclosures by the Company in its subsequent filings^ pursuant to the Securities Exchange Act of 1934.

Part 1^Financial Results for2Q.FY2003 Part 2^Report on Operations Contents

Part 1 Financial Results for 2Q. FY2003 Presented by Chief Financial Officer Fumio Komatsubara

Summary of Balance Sheets (Unaudited) (In Million Yen) FY2003.2Q (As of March 31, 2003) FY2003.1Q (As of December 31, 2002) FY2002.2Q (As of March 31, 2002) Current Assets 17,180 16,982 16,144 ^ Other Assets 44 85 276 Total Assets 17,224 17,067 16,420 Current Liabilities 170 161 190 Long-term Liabilities - - - Total Liabilities 170 161 190 Total Shareholder's Equity 17,053 16,905 16,231 Total Liabilities and Shareholder's Equity 17,224 17,067 16,420 ^Other Assets includes: Property and equipment, net of accumulated depreciation, Deposits, Deposits due from related parties and Other assets

Summary of Statements of Income(Unaudited) FY2003.2Q (03/1~03/3) FY2003.1Q (02/10~02/12) FY2002.2Q (01/10~01/12) Revenue 436 465 735 Gross Profit 275 327 572 SG&A Expense 126 107 256 Income from Operations 140 192 235 Income from continuing operation before provision for income tax 147 186 281 Net Income 147 185 280 (In Million Yen)

(In Million Yen) Revenue 00/12 37259 37262 ^^? 1031.4 735 636 543 465 436 ^?^ FY2002 1Q (Oct. 2001- Dec.2001) 2Q ( Jan.2002- Mar.2002) 3Q (Apr.2002- Jun.2002) 4Q (Jul.2002- Sep.2002) FY2003 1Q (Oct. 2002- Dec.2002) 2Q ( Jan.2003- Mar.2003) (In Million Yen)

Cost of Revenue

(In Million Yen)



400
350
300
250
200
150
100
50
0
178
164
138
156
138
162
FY2002
1Q
(Oct. 2001-
Dec.2001)
2Q
(Jan.2002-
Mar.2002)
3Q
(Apr.2002-
Jun.2002)
4Q
(Jul.2002-
Sep.2002)
FY2003
1Q
(Oct. 2002-
Dec.2002)
2Q
(Jan.2003-
Mar.2003)

© Crayfish Co., Ltd. 2003 All Rights Reserved.

Page:8

SG&A Expense



(In Million Yen)
300
250
200
150
100
50
0
176
256
198
147
107
126
FY2002
1Q
(Oct. 2001-
Dec.2001)
2Q
(Jan.2002-
Mar.2002)
3Q
(Apr.2002-
Jun.2002)
4Q
(Jul.2002-
Sep.2002)
FY2003
1Q
(Oct. 2002-
Dec.2002)
2Q
(Jan.2003-
Mar.2003)

© Crayfish Co., Ltd. 2003 All Rights Reserved.
Page:9

Net Income

Crayfish

(In Million Yen)



700
600
500
400
300
200
100
0
577
279
280
207
185
147
FY2002 1Q (Oct. 2001-Dec.2001)
2Q (Jan.2002-Mar.2002)
3Q (Apr.2002-Jun.2002)
4Q (Jul.2002-Sep.2002)
FY2003 1Q (Oct. 2002-Dec.2002)
2Q (Jan.2003-Mar.2003)

© Crayfish Co., Ltd. 2003 All Rights Reserved.

Page: 10

Summary of Statements of Cash Flow (In Million Yen) FY2002.3Q (Apr. 2002 - Jun. 2002) FY2002.4Q (Jul.2002-Sept.2002) FY2003.1Q (Oct. 2002-Dec.2002) FY2003.2Q (Jan.2003-Mar.2003) CF from Operating Activities 301 276 170 137 CF from Investing Activities 0 5 86 22 CF from Financial Activities 0 16 4 0.4 Net increase in cash and cash equivalents 301 297 259 160

Part 2 Report on Operations Presented by Director Masaaki Shimamura

Current Period Summary To market a wide array of IT products and services Stabilize DESKWING revenues Increase profitability by implementing new businesses Control business risk by diversifying revenue sources Continue to achieve profits

Subscribers 02 Apr 02 May 02 June 02 July 02 Aug 02 Sept 02 Oct 02 Nov 02 Dec 03 Jan 03 Feb 03 Mar

DESKWING "NENNEN" Discount Plan Trends in NENNEN Discount Plan Enrollees 02 Oct 02 Nov 02 Dec 03 Jan 03 Feb 03 Mar (Number of Cumulative Enrollees) Increase long-term DESKWING subscribers by increasing NENNEN Discount Plan enrollees [Percentage of NENNEN Discount Plan Enrollees at end March 2003] Others Enrollees 6138 3449 Stabilize DESKWING revenues

Software business 2002 Oct Nov Dec 2003 Jan Feb Mar (In thousands yen) Monthly Revenue and Gross Profit from Software Sales Test-marketing period Strategies i)Receive marketing support from Hikari Tsushin group^ ii)Provide specialized software iii)Provide variety of software types Future task Continue to research, design and market software to address customer needs

Internet Advertising Space Sales Owners of Internet Ad Space Sales agents Clients Purchase Internet Ad Space Direct Sales Indirect Sales

Boost profitability by implementing new businesses Old Crayfish New Crayfish 500 Million SMEs Hosting 500 Million SMEs Create Multiple Businesses Hosting Internet Ad Space Salesg Strive to boost profitability by implementing new businesses Software Sales

Diversification of Profit Sources Diversify Profit Sources Hosting service Software business FY2003Q1 356657976 76940000 Hosting service Software business FY2003Q1 441500709 19460000 2Q.FY2003 (2003^1~2003^3) 1Q.FY2003 (2002^10~2002^12) Hosting Hosting Software Software Internet Advertising Space Internet Advertising Space Revenue Gross profit Revenue Gross profit Revenue Gross profit 356,658 250,488 76,940 23,645 0 0 [Results for 2Q.FY2003 by Segment] [Revenues by Segment] (In thousand yen)

Goals Hosting To stabilize revenue from DESKWING by decreasing subscriber cancellation rate. Software Sales To increase revenue and maintain profitability. Internet Advertising Space Sales (began in early April 2003) To raise profitability by i) increasing inventory of internet advertising space; and ii) indirect marketing through sales agents.

Crayfish Vision for FY2003 Internet Advertising Space Hosting Market a wide array of IT products and services Use synergies with Hikari Tsushin group companies to boost sales. 2. Maintain stable revenues and profits Software

Thank You. Crayfish Co., Ltd. Inquiries to: Investor Relations Department 81-3-5957-0644/0695